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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)

                              Strouds, Inc.
                              -------------
                            (Name of Issuer)

                       Common Stock, $0.0001 par value
                       -----------------------------
                       (Title of Class of Securities)

                                863451100
                              ------------
                             (CUSIP Number)

  Mr. Marshall S. Geller                     Paul D. Tosetti, Esq.
  Geller & Friend Capital Partners, Inc.     Latham & Watkins
  433 North Camden Drive, Suite 500          633 West Fifth Street, Suite 4000
  Beverly Hills, California  90210           Los Angeles, California  90071
  (310) 553-0177                             (213) 485-1234

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2000
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

----------------------------------             ---------------------------------
        CUSIP NO. 863451100                                   PAGE 2 OF ____
----------------------------------             ---------------------------------

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1  NAME OF REPORTING PERSON

   MARSHALL S. GELLER
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) / /

                                                                         (b) / /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
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                          7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICALLY                      767,640 SHARES
OWNED BY EACH
REPORTING                -------------------------------------------------------
PERSON WITH               8      SHARED VOTING POWER

                                 0
                         -------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 767,640 SHARES
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   767,640 SHARES

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.8%
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14 TYPE OF REPORTING PERSON

   IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D relating to the event date of August 9, 1999 filed by Marshall S. Geller (the "Reporting Person"), relating to the shares of Common Stock, $0.0001 par value per share (the "Common Stock"), of Strouds, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 780 South Nogales Street, City of Industry, California 91748.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13-D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Mr. Geller acquired 123,053 shares of the Common Stock for an aggregate consideration of $268,647.53 (excluding brokerage commissions). The source of such consideration was Mr. Geller's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person has acquired the shares of Common Stock reported herein for investment purposes.

         Depending upon general market and economic conditions affecting the Issuer and the Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may, from time to time, in open market transactions or in private transactions or otherwise, purchase additional shares of the Common Stock or dispose of all or a portion of the Common Stock owned by the Reporting Person.

         Except as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the events described in Items 4(a) - (j) of Schedule 13D. However, nothing contained herein shall prohibit the Reporting Person from developing and implementing any such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Person beneficially owns 767,640 shares of the Common Stock, including 2,500 shares that can be acquired pursuant to the exercise of stock options exercisable within the next 60 days. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 29, 1999, on December 31, 1999, there were 7,080,500 shares of the Common Stock outstanding. Based upon that number, the beneficial ownership of the Reporting Person constitutes approximately 10.8% of the Issuer's outstanding Common Stock.

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         (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, 767,640 shares of the Common Stock. The option to purchase 2,500 shares of the Common Stock is subject to the terms of the Company's Second Amended and Restated 1994 Equity Participation Plan.

         (c) On January 31, 2000, the Reporting Person purchased 24,300 shares of the Common Stock at a price of $1.8125 per share (excluding brokerage commissions). On February 1, 2000, the Reporting Person purchased 11,000 shares of the Common Stock at a price of $2.00 per share (excluding brokerage commissions). On February 2, 2000, the Reporting Person purchased 8,000 shares of the Common Stock at a price of $1.9063 per share (excluding brokerage commissions). On February 9, 2000, the Reporting Person purchased 8,000 shares of the Common Stock at a price of $2.1175 per share (excluding brokerage commissions). On February 11, 2000, the Reporting Person purchased 71,753 shares of the Common Stock at the price of $2.375 per share (excluding brokerage commissions). Each such purchase was effected in an open market transaction. The average cost per share of all of the Reporting Person's purchases of the Common Stock is $2.042 (excluding brokerage commissions).

         (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such Reporting Person.

         (e) Not applicable.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        /S/ MARSHALL S. GELLER
                                                        -----------------------
                                                        Marshall S. Geller


Dated:  February 15, 2000